UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Emerson Electric Co.

(Exact Name of Registrant as Specified in Charter)

Missouri	1-278	43-0259330
--------------------------------- (State or Other Jurisdiction of Incorporation)	(Commission	--------------------------- (I.R.S. Employer Identification Number)
File Number)

8027 Forsyth Blvd
St. Louis,	Missouri	63105
(Address of Principal Executive Offices)		(Zip Code)

Michael Tang
Senior Vice President, Secretary and Chief Legal Officer
(314) 553-2000
(Name and Telephone Number, Including Area Code, of the Person to Contact in Connection with this Report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Section 1 - Conflict Minerals Disclosure

Item 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

This Form SD is filed by Emerson Electric Co. (the “Company”) pursuant to Rule 13p-1 promulgated under the Securities Exchange Act, as amended, for the reporting period January 1, 2025 to December 31, 2025.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and incorporated by reference herein. The Company’s Conflict Minerals Report is available on the Company’s website at https://ir.emerson.com/sec-filings/all-sec-filings. Information on our website does not constitute part of this document.

Section 2 - Exhibits

Item 2.01 Exhibits

The following exhibit is filed with this Form SD:

Exhibit 1.01 - Emerson Electric Co. Conflict Minerals Report for the reporting period January 1, 2025, to December 31, 2025.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Emerson Electric Co.
By:	/s/ Michael Tang
By: Michael Tang
Senior Vice President, Secretary and Chief Legal Officer

Dated: May 29, 2026